SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c)
 AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

BIODEL INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09064M105

(CUSIP Number)

June 27, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

              *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 09064M105
1		NAMES OF REPORTING PERSONS
Venrock Healthcare Capital Partners, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,408,954
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,408,954
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,954 1
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW 9
9.8% 2
12		TYPE OF REPORTING PERSON*
PN

1	See Item 4 below for a list of securities beneficially owned.
2	This percentage is calculated based upon 13,982,826 shares of the Issuer’s common stock outstanding as of the date hereof based upon information provided by the Issuer plus 134,954 shares of common stock underlying warrants owned by the Reporting Persons.

SCHEDULE 13G

CUSIP NO. 09064M105
1		NAMES OF REPORTING PERSONS
VHCP Co-Investment Holdings, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,408,954
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,408,954
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,954 1
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
9.98% 2
12		TYPE OF REPORTING PERSON*
OO

1	See Item 4 below for a list of securities beneficially owned.
2	This percentage is calculated based upon 13,982,826 shares of the Issuer’s common stock outstanding as of the date hereof based upon information provided by the Issuer plus 134,954 shares of common stock underlying warrants owned by the Reporting Persons.

SCHEDULE 13G

CUSIP NO. 09064M105
1		NAMES OF REPORTING PERSONS
VHCP Management, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,408,954
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,408,954
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,954 1
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
9.98% 2
12		TYPE OF REPORTING PERSON*
OO

1	See Item 4 below for a list of securities beneficially owned.
2
This percentage is calculated based upon 13,982,826 shares of the Issuer’s common stock outstanding as of the date hereof based upon information provided by the Issuer plus 134,954 shares of common stock underlying warrants owned by the Reporting Persons.

SCHEDULE 13G

CUSIP NO. 09064M105
1		NAMES OF REPORTING PERSONS
Hove, Anders

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,408,954
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,408,954
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,954 1
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
9.98% 2
12		TYPE OF REPORTING PERSON*
IN

1	See Item 4 below for a list of securities beneficially owned.
2
This percentage is calculated based upon 13,982,826 shares of the Issuer’s common stock outstanding as of the date hereof based upon information provided by the Issuer plus 134,954 shares of common stock underlying warrants owned by the Reporting Persons.

SCHEDULE 13G

CUSIP NO. 09064M105
1		NAMES OF REPORTING PERSONS
Roberts, Bryan

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-
	6	SHARED VOTING POWER
1,408,954
	7	SOLE DISPOSITIVE POWER
-0-
	8	SHARED DISPOSITIVE POWER 1,408,954
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,408,954 1
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐

11		PERCENT OF CLASS REPRESENTED IN ROW (9)
9.98% 2
12		TYPE OF REPORTING PERSON*
IN

1	See Item 4 below for a list of securities beneficially owned.
2
This percentage is calculated based upon 13,982,826 shares of the Issuer’s common stock outstanding as of the date hereof based upon information provided by the Issuer plus 134,954 shares of common stock underlying warrants owned by the Reporting Persons.

SCHEDULE 13G
CUSIP NO.  09064M105

Item 1(a)         Name of Issuer:

Biodel Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

100 Saw Mill Road, Danbury, Connecticut  06810

Item 2(a)	Name of Person Filing:

Venrock Healthcare Capital Partners, L.P. VHCP Co-Investment Holdings, LLC VHCP Management, LLC Anders Hove Bryan Roberts

VHCP Management, LLC is the general partner of Venrock Healthcare Capital Partners, L.P. and the manager of VHCP Co-Investment Holdings, LLC. Messrs. Hove and Roberts are the managing members of VHCP Management, LLC.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

New York Office:	Palo Alto Office:	Cambridge Office:
530 Fifth Avenue	3340 Hillview Avenue	55 Cambridge Parkway
22nd Floor	Palo Alto, CA 94304	Suite 100
New York, NY 10036		Cambridge, MA 02142

Item 2(c)	Citizenship:

Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC and VHCP Management, LLC were organized in Delaware.  Messrs. Hove and Roberts are United States citizens.

Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No.:

09064M105

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

SCHEDULE 13G
CUSIP NO.  09064M105

Item 4	Ownership:

(a)	Amount beneficially owned:

Venrock Healthcare Capital Partners, L.P.	1,408,954	(1)
VHCP Co-Investment Holdings, LLC	1,408,954	(1)
VHCP Management, LLC	1,408,954	(1)
Anders Hove	1,408,954	(1)
Bryan Roberts	1,408,954	(1)

Percent of Class:

Venrock Healthcare Capital Partners, L.P.	9.98%
VHCP Co-Investment Holdings, LLC	9.98%
VHCP Management, LLC	9.98%
Anders Hove	9.98%
Bryan Roberts	9.98%

Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners, L.P.	1,408,954	(1)
VHCP Co-Investment Holdings, LLC	1,408,954	(1)
VHCP Management, LLC	1,408,954	(1)
Anders Hove	1,408,954	(1)
Bryan Roberts	1,408,954	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	0
VHCP Co-Investment Holdings, LLC	0
VHCP Management, LLC	0
Anders Hove	0
Bryan Roberts	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners, L.P.	1,408,954	(1)
VHCP Co-Investment Holdings, LLC	1,408,954	(1)
VHCP Management, LLC	1,408,954	(1)
Anders Hove	1,408,954	(1)
Bryan Roberts	1,408,954	(1)

(1)
Consists of 1,076,990 shares of common stock and warrants to purchase 114,085 shares of common stock owned by Venrock Healthcare Capital Partners, L.P. and 197,010 shares of common stock and warrants to purchase 20,869 shares of common stock owned by VHCP Co-Investment Holdings, LLC.  Does not include additional warrants held by Venrock Healthcare Capital Partners, L.P. and VHCP Co-Investment Holdings, LLC that are exercisable when such holders, together with their affiliates, would not beneficially own more than 9.98% of the total number of shares of the Issuer’s common stock then issued and outstanding.

Item 5	Ownership of Five Percent or Less of a Class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

       Not applicable.

Item 8	Identification and Classification of Members of the Group:

       The identities of each of the Venrock Entities and Messrs. Hove and Roberts are stated in Item 2(a).

Item 9	Notice of Dissolution of Group:

       Not applicable.

Item 10	Certification:

       The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO.  09064M105

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2012

Venrock Healthcare Capital Partners, L.P.		VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC, its General Partner	By:	VHCP Management, LLC, its Manager

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Name: David L. Stepp		Name: David L. Stepp
	Title: Authorized Signatory		Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
Name: David L. Stepp Title: Authorized Signatory

/s/	David L. Stepp, as attorney-in-fact
Anders Hove
/s/	David L. Stepp, as attorney-in-fact
Bryan Roberts

SCHEDULE 13G
CUSIP NO.  09064M105

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of ACADIA Pharmaceuticals Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 6th day of July, 2012.

Venrock Healthcare Capital Partners, L.P.		VHCP Co-Investment Holdings, LLC

By:	VHCP Management, LLC, its General Partner	By:	VHCP Management, LLC, its Manager

By:	/s/ David L. Stepp	By:	/s/ David L. Stepp
	Name: David L. Stepp		Name: David L. Stepp
	Title: Authorized Signatory		Title: Authorized Signatory

VHCP Management, LLC

By:	/s/ David L. Stepp
Name: David L. Stepp Title: Authorized Signatory

/s/	David L. Stepp, as attorney-in-fact
Anders Hove
/s/	David L. Stepp, as attorney-in-fact
Bryan Roberts

SCHEDULE 13G
CUSIP NO.  09064M105

EXHIBIT B

POWER OF ATTORNEY FOR ANDERS HOVE

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Mark G. Thompson, and Dick Bradshaw, signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)
prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)
take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 4th day of January, 2010.

/s/ Anders Hove
Anders Hove

SCHEDULE 13G
CUSIP NO.  09064M105

EXHIBIT C

POWER OF ATTORNEY FOR BRYAN ROBERTS

KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of David L. Stepp, Mark G. Thompson, and Dick Bradshaw, signing individually, the undersigned’s true and lawful attorney-in fact and agent to:

(i)
prepare execute and file, for and on behalf of the undersigned, any and all documents and filings that are required or advisable to be made with the United States Securities and Exchange Commission, any stock exchange or similar authority, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, including without limitation (a) any Joint Filing Agreement under Rule 13d-1(k) of the Exchange Act (or any successor provision thereunder), Schedule 13D and Schedule 13G (or any successor schedules or forms adopted under the Exchange Act ) and any amendments thereto in accordance with Section 13 of the Exchange Act and the rules thereunder, and (b) Forms 3, 4 and 5 and any amendments thereto in accordance with Section 16(a) of the Exchange Act and the rules thereunder; and

(ii)
take any other action of any nature whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of undersigned, is not assuming, nor is Venrock assuming, any of the undersigned’s responsibilities to comply with the Exchange Act, including without limitation Sections 13 and 16 of the Exchange Act.

This power of Attorney shall remain in full force and effect until the earliest to occur of (a) the undersigned is no longer required to file any form or document with respect to the undersigned’s holdings of and transactions in securities issued by a company, (b) revocation by the undersigned in a signed writing delivered to the foregoing attorney-in-fact, or (c) until such attorney-in-fact shall no longer be employed by VR Management, LLC (or its successor).

IN WITNESS WHEREOF, the undersigned has cause this Power of Attorney to be executed as of this 4th day of January, 2010.

/s/ Bryan Roberts
Bryan Roberts